EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,148	$2,479	$2,682
Fixed charges	2,756	2,922	5,726	5,509
	$3,996	$4,070	$8,205	$8,191
Fixed charges(1)(2):
Interest expense	$2,714	$2,875	$5,641	$5,416
Estimated interest component of net rental expense	42	47	85	93
	$2,756	$2,922	$5,726	$5,509
Ratio of earnings to fixed charges	1.45	1.39	1.43	1.49
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,148	$2,479	$2,682
Fixed charges	1,033	1,461	2,231	2,827
	$2,273	$2,609	$4,710	$5,509
Fixed charges(1)(2):
Interest expense	$2,714	$2,875	$5,641	$5,416
Less: interest on deposits	(1,723)	(1,461)	(3,495)	(2,682)
Estimated interest component of net rental expense	42	47	85	93
	$1,033	$1,461	$2,231	$2,827
Ratio of earnings to fixed charges	2.20	1.79	2.11	1.95

(1)                 As defined in Item 503(d) of Regulation S-K.

(2)                 Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.